Exhibit 1.15

notice of option offer

pursuant to Article 2437-quater (1) and (2) of the Civil Code

WHEREAS:

(i)
on 27 July 2023, the Shareholders’ Meeting of Brembo S.p.A. (“Brembo” or the “Company”), approved in its extraordinary session (the “Shareholders’ Meeting”), the cross-border transformation of the Company, with the transfer of the registered office from Italy to the Netherlands (the “Cross-border Transformation”) and relevant and ensuing resolutions;

(ii)	on 4 August 2023, the resolution approving the Cross-Border Transformation of the Shareholders’ Meeting was registered at the Bergamo Companies Register (the ‘Registration Date’);

(iii)
Holders of Brembo’s share (the “Shares”) who did not vote for the approval of the resolution of the Cross-Border Transformation, being absent, abstaining or dissenting, shall be granted the right of withdrawal pursuant to Article 2437(1) of the Italian Civil Code (the “Right of Withdrawal”);

(iv)	the Right of Withdrawal could be exercised within fifteen calendar days from the Date of Registration and, therefore, by 19 August 2023 (included);

(v)
the liquidation value of the Shares for which the Right of Withdrawal could be exercised was determined by the Board of Directors in Euro 13.096 per Share (the “Liquidation Value”), pursuant to Article 2437-ter, paragraph 3, of the Italian Civil Code, by reference to the arithmetic average of the closing prices of the Shares on the regulated market Euronext Milan, organized and managed by Borsa Italiana S.p.A., in the six months prior to the date of publication of the Notice of Calling of the Shareholders’ Meeting, i.e., held on 20 June 2023;

(vi)
on the basis of the declarations of exercise of the Right of Withdrawal received by Brembo, the Right of Withdrawal has been validly exercised for a total of 4,436,622 Shares (the “Withdrawal Shares”), representing 1.32864% of the share capital of the Company; therefore, the total liquidation value of the Withdrawal Shares is equal to Euro 58,102,001.71;

(vii)
as set out in detail in the explanatory report to the Shareholders’ Meeting, the effectiveness of the exercise of the Withdrawal Right, the regulation of the Rights Offering and, in general, the completion of the entire procedure relating to the Withdrawal Right are subject to the effectiveness of the Cross-Border Transformation; the effectiveness of the Cross-Border Transformation is in turn subject to the fulfilment of certain conditions (the “Conditions”), including the circumstance that the amount to be paid by the Company pursuant to article 2437-quater of the Italian Civil Code – to Brembo’s Shareholders who have exercised their right of withdrawal and/or to Brembo’s Creditors prior to the registration of the resolution of the Extraordinary Shareholders’ Meeting with the Bergamo Companies’ Register, who have opposed the transaction (the “Amount of Disbursement”) – does not exceed a total amount of Euro 200,000,000 (two hundred million);

(viii)
in this regard, the Company’s controlling shareholder Nuova Fourb S.r.l., with the aim of reducing the potential Amount of Disbursement, undertook to purchase Withdrawal Shares up to a maximum total countervalue of Euro 50,000,000 (fifty million);

(ix)
pursuant to Article 2437-quater, paragraph 1, of the Italian Civil Code, the liquidation of the Withdrawal Shares takes place, first and foremost, through the offer of the same to all Brembo shareholders holding Shares for which the Withdrawal Right has not been exercised; the shareholders who has not exercised the Withdrawal Right, pursuant to Article 2437-quater, paragraph 3, of the Italian Civil Code, may also exercise their pre-emption right on the same Shares at the same time as of the exercise the option right;

(x)
the notice of the rights offering of the Withdrawal Shares referred to in this notice is filed on 30 August 2023 (today) at Bergamo Companies’ Register and published on Brembo’s website, at www.brembo.com, Investors, For Shareholders, Registered Office Relocation, on the authorized storage mechanism “1info-storage”, at www.1info.it, as well as, by excerpt, in the daily newspaper Il Sole 24 Ore on 31 August 2023.

In light of the foregoing

BREMBO OFFERS ON OPTION

Pursuant to Article 2437-quater, paragraphs 1 - 3, of the Italian Civil Code (the “Option Right Offer”), the Withdrawal Shares to all shareholders of the Company holding Shares for which the Right of Withdrawal has not been exercised (the “Entitled Shareholders”), in proportion to the number of Shares held by them at the end of the accounting day on 5 September 2023 (so-called record date).

In particular, each Share held is granted an option right (the “Option Right” and, collectively, the “Option Rights”), valid for the purchase of Withdrawal Shares in the ratio of:

No. 1 Withdrawal Share, for each No. 72 Option Rights.

The Option Rights, represented by the coupon No. 7 and identified by the ISIN code IT0005560617, are not tradable on any market or multilateral trading facility and will be satisfied limited to a whole number of Withdrawal Shares rounded down to the nearest whole number.

The Withdrawal Shares and the Option Rights are not and may not be offered or sold in any country in which the Option Right Offer is not permitted in the absence of a specific authorization in accordance with, or by way of derogation from, applicable law.

2/4

1.	Offering Price

The Withdrawal Shares are offered at a unit price of Euro 13.096 per each Withdrawal Share (the “Offering Price”), which corresponds to the Liquidation Value established in accordance with Article 2437-ter, paragraph 3, of the Civil Code.

2.	Acceptance Period

The acceptance period of the Offer (the “Acceptance Period”) within which the Entitled Shareholders, under penalty of forfeiture, may exercise the Option Right on the Withdrawal Shares as well as, under the conditions set forth below, exercise the right of pre-emption pursuant to Article 2437-quater, paragraph 3, of the Italian Civil Code (the “Right of Pre-emption”) runs from 4 September 2023 until 3 October 2023 (included).

3.	Acceptance procedure

The acceptance to the Option Right Offer and any exercise of the Pre-emption Right must be made through the intermediaries participating in the centralized management system Monte Titoli S.p.A, by signing a specific form (the “Acceptance Form”) available at Brembo’s registered office and on the Company’s website, at the address “www.brembo.com, Investors, For Shareholders, Registered Office Relocation” and subject to verification, by the same intermediaries, of the legitimacy of the accepting party to exercise the Option Right and any Pre-emption Right on the Withdrawal Shares.

4.	Pre-emption Right and Placement with Third Parties

The Entitled Shareholders who will exercise the Option Rights on the Withdrawal Shares –  provided that they make a simultaneous request in the Acceptance Form –  may also exercise the Pre-emption Right on the purchase – at the Offer Price - of the Withdrawal Shares which remained unopted upon the conclusion of the Option Right Offer (the “Unopted Shares”).

For this purpose, the maximum amount of the Unopted Shares for which the Pre-emption Right is being exercised must be indicated in the Application Form.

If the number of shares for which the Pre-emption Right has been exercised exceeds the number of Unopted Shares, an allocation shall be made among all applicants in proportion to the number of Option Rights held by each of them.

If upon completion of the Option Right Offer and the possible exercise of Pre-emption Rights some Shares Subject to Withdrawal still remain unopted (“Residual Shares”), Brembo will decide whether or not to place these Residual Shares with third parties on the market at the Offering Price (“Placement with Third Parties”). The terms and conditions of acceptance of the Placement with Third Parties, if any, will be notified in accordance with applicable laws and regulations in force from time to time, through their publication on Brembo’s website at www.brembo.com, in the section Investors, For Shareholders, Registered Office Relocation, on the authorized storage system 1info-storage at www.1info.it, as well as by excerpt, in the daily newspaper Il Sole 24 Ore.

3/4

It should be noted that, in the event of failure to place all the Shares Subject to Withdrawal upon completion of the Option Right Offer, the exercise of the Pre-emption Right and any Placement with Third Parties (also taking into account the commitment of Nuova Fourb S.r.l. indicated above), the Residual Shares subject to Withdrawal will be reimbursed by the Company, pursuant to the provisions of Article 2437-quater, paragraph 5, of the Italian Civil Code, using the profits and available reserves, also by way of derogation from the quantitative limits provided for by Article 2357, paragraph 3, of the Italian Civil Code.

5.	Results of the Option Right Offer

Brembo shall announce the results of the Option Right Offer, taking into account the possible exercise of the Pre-emption Right, the possible fulfilment of the Conditions, and the terms and conditions of payment and transfer of the Withdrawal Shares, by publishing notices on Brembo’s website, at www.brembo.com, Investors, For Shareholders, Registered Office Relocation, on the authorized storage mechanism “1info-storage”, at www.1info.it, as well as, in abstract, on the daily newspaper Il Sole 24 Ore.

It is reiterated that, as indicated above, the payment to the withdrawing shareholders and the transfer of the Withdrawal Shares will take place only in the event of the Conditions being fulfilled and following the effectiveness of the Cross-Border Transformation, within the legal deadlines (i.e. 180 days from the sending of the declaration of exercise of withdrawal by the persons entitled thereto).

The notice of allotment of the Withdrawal Shares to the adherents to the Offer shall be made by the aforesaid intermediaries within the terms and according to the procedure applied by them.

Stezzano, 30 August 2023

Brembo S.p.A.

4/4